Exhibit 99.2

INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF

PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

TABLE OF CONTENTS

INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

YAMANA GOLD INC.

CONSOLIDATED BALANCE SHEETS

AS AT

(In thousands of United States Dollars; unaudited)

	September 30, 2009	December 31, 2008
Assets
Current
Cash and cash equivalents	$97,498	$167,765
Accounts receivable	107,694	24,076
Inventory (Note 3)	101,534	84,412
Other current assets (Note 4)	142,473	180,893
Current assets held for sale (Note 7)	49,287	51,093
	498,486	508,239
Mineral interests (Note 5)	8,483,057	8,329,885
Other long-term assets (Note 6)	204,055	115,077
Future income tax assets	178,409	124,021
Goodwill	55,000	55,000
Long-term assets held for sale (Note 7)	131,263	205,132
	$9,550,270	$9,337,354
Liabilities
Current
Accounts payable	$127,638	$136,877
Accrued liabilities	82,547	62,087
Income taxes payable	26,008	4,565
Current portion of derivative related liabilities (Note 18(a))	17,521	25,897
Current portion of credit facilities (Note 8)	83,722	83,749
Other current liabilities	18,462	32,943
Current liabilities held for sale (Note 7)	12,111	14,677
	368,009	360,795
Credit facilities (Note 8)	441,609	472,215
Asset retirement obligations	92,593	76,154
Future income tax liabilities	1,763,098	1,710,293
Other long-term liabilities (Note 9)	131,875	141,692
Long-term liabilities held for sale (Note 7)	16,438	19,286
	2,445,613	2,419,640
	$2,813,622	$2,780,435
Non-controlling interest	$46,800	$46,800

Shareholders’ Equity
Capital Stock (Note 10)
Issued and outstanding 733,249,378 common shares (December 31, 2008 - 732,844,955 shares)	$6,061,738	$6,055,892
Share purchase warrants	44,109	44,109
Contributed surplus	25,955	26,587
Accumulated other comprehensive loss (Note 11)	(810)	(40,651)
Retained earnings	558,856	424,182
	6,689,848	6,510,119
	$9,550,270	$9,337,354

Contractual commitments (Note 16)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED

(In thousands of United States Dollars except for shares and per share amounts; unaudited)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Revenues	$333,179	$221,620	$783,489	$861,531
Cost of sales excluding depreciation, depletion and amortization	(131,357)	(126,851)	(338,152)	(310,899)
Depreciation, depletion and amortization	(64,792)	(36,750)	(160,579)	(131,817)
Accretion of asset retirement obligations	(611)	(781)	(1,601)	(2,980)
Mine operating earnings	136,419	57,238	283,157	415,835
Expenses
General and administrative	(22,983)	(18,155)	(60,885)	(56,337)
Exploration	(6,961)	(5,460)	(13,959)	(12,040)
Other operating expenses	(2,017)	(767)	(808)	(4,148)
Operating earnings	104,458	32,856	207,505	343,310
Investment and other business income (loss)	8,978	(21,482)	22,227	(15,011)
Interest and financing expenses	(5,963)	(17,588)	(14,859)	(45,425)
Foreign exchange gain	15,126	45,764	87,820	491
Realized (loss) gain on derivatives (Note 18(a))	(3,562)	(23,671)	27,849	(66,437)
Unrealized (loss) gain on derivatives (Note 18(a))	(16,853)	140,442	(96,950)	40,081
Earnings from continuing operations before taxes and equity earnings	102,184	156,321	233,592	257,009
Income tax (expense) recovery (Note 13)	(55,799)	5,922	(94,144)	(29,381)
Equity earnings from Minera Alumbrera (Note 5)	8,061	1,237	18,865	31,756
Earnings from continuing operations	$54,446	$163,480	$158,313	$259,384
Earnings (loss) from discontinued operations (Note 7)	6,377	(13,279)	(1,857)	(3,978)
Net earnings	$60,823	$150,201	$156,456	$255,406
Earnings per share from continuing operations
Basic	$0.07	$0.23	$0.22	$0.38
Diluted	$0.07	$0.23	$0.22	$0.37
Net earnings per share
Basic	$0.08	$0.21	$0.21	$0.37
Diluted	$0.08	$0.21	$0.21	$0.36
Weighted average number of shares outstanding
Basic	733,215	699,114	733,017	686,388
Diluted	733,975	708,243	733,820	707,185

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED

(In thousands of United States Dollars; unaudited)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Net earnings	$60,823	$150,201	$156,456	$255,406
Other comprehensive income, net of taxes:
Net change in fair value of available-for-sale securities:
Change in fair value (Note 6(iii))	(1,359)	(17,472)	4,506	(10,308)
Reclassification of losses recorded in earnings	—	14,866	—	19,463
Net change in fair value of hedging instruments (Note 18(a))	10,423	(7,238)	35,335	(4,314)
Other comprehensive income	9,064	(9,844)	39,841	4,841
Comprehensive income	$69,887	$140,357	$196,297	$260,247

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE PERIODS ENDED

(In thousands of United States Dollars except number of shares; unaudited)

		Year ended,
	September 30, 2009	December 31, 2008
Common shares (in thousands of shares)
Balance, beginning of period	732,845	668,417
Issued on exercise of stock-based compensation and warrants (Note 10)	138	41,928
Issued on vesting of restricted share units (Note 12)	266	—
Public offering (net of transaction costs)	—	22,500
	733,249	732,845
Common shares
Balance, beginning of period	$6,055,892	$5,502,518
Issued on exercise of stock-based compensation and warrants (Note 10)	2,454	449,933
Issued on vesting of restricted share units (Note 12)	3,392	—
Public offering (net of transaction costs)	—	103,441
	$6,061,738	$6,055,892
Share purchase warrants
Balance, beginning of period	$44,109	$270,805
Exercise of warrants	—	(226,029)
Transfer of expired warrants	—	(667)
	$44,109	$44,109
Contributed surplus
Balance, beginning of period	$26,587	$77,393
Transfer of stock-based compensation on exercise	(2,007)	(53,522)
Transfer of expired warrants	—	667
Transfer of restricted share units on vesting (Note 12)	(3,392)	—
Stock-based compensation (Note 12)	4,767	2,049
	$25,955	$26,587
Total before retained earnings and accumulated other comprehensive loss	$6,131,802	$6,126,588
Retained earnings
Balance, beginning of period	$424,182	$59,960
Net earnings	156,456	434,772
Dividends declared	(21,782)	(70,550)
Retained earnings, end of period	558,856	424,182
Accumulated other comprehensive loss (Note 11)	(810)	(40,651)
	558,046	383,531
Total shareholders’ equity	$6,689,848	$6,510,119

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED

(In thousands of United States Dollars; unaudited)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Operating Activities
Earnings from continuing operations	$54,446	$163,480	$158,313	$259,384
Asset retirement obligations paid	(999)	(2,206)	(1,971)	(5,216)
Cash distributions from Minera Alumbrera Ltd.(Note 5)	11,878	15,394	18,865	33,614

Items not involving cash:
Depreciation, amortization and depletion	64,792	36,750	160,579	131,817
Stock-based compensation	2,431	(77)	7,895	2,571
Future income taxes	40,330	2,903	51,274	(50,614)
Accretion of asset retirement obligations	611	781	1,601	2,980
Unrealized foreign exchange (gain) loss	(7,081)	(46,647)	(82,752)	5,618
Unrealized loss on derivatives (Note 18(a))	16,853	(140,442)	96,950	(40,081)
Equity earnings from Minera Alumbrera (Note 5)	(8,061)	(1,237)	(18,865)	(31,758)
Mark-to-market on sales of concentrate	2,470	38,381	(37,859)	1,132
Other	(9,740)	33,239	(13,447)	66,952
	167,930	100,319	340,583	376,399
Net change in non-cash working capital (Note 14(c))	(23,491)	(43,665)	(23,574)	(218,754)
Cash flows from Operating Activities of continuing operations	144,439	56,654	317,009	157,645
Cash flows from Operating Activities of discontinued operations (Note 7)	1,671	26,118	17,154	69,514
Financing Activities
Issue of common shares upon exercise of options and warrants (net of issue costs)	234	2,469	526	130,901
Dividends paid	(7,393)	(35,017)	(22,033)	(48,438)
Proceeds of notes payable and long-term liabilities	—	—	31,000	20,000
Repayment of notes payable and long-term liabilities	(21,053)	(21,135)	(63,159)	(64,043)
Financing and other costs	—	(214)	(713)	(595)
Cash flows (to) from Financing Activities of continuing operations	(28,212)	(53,897)	(54,379)	37,825
Investing Activities
Acquisition of property, plant and equipment	(41,669)	(34,471)	(82,996)	(66,099)
Expenditures on mineral properties	(75,694)	(53,822)	(200,256)	(170,684)
Expenditures on assets under construction	(27,291)	(26,680)	(76,689)	(110,429)
Investment return from Minera Alumbrera Ltd. (Note 5)	13,495	—	13,495	—
Other assets	(21,002)	4,475	(32,939)	602
Cash flows to Investing Activities of continuing operations	(152,161)	(110,498)	(379,385)	(346,610)
Cash flows from (to) Investing activities of discontinued operations (Note 7)	36,011	(26,325)	19,429	(69,527)
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	1,375	(4,793)	7,533	(8,105)
Increase (Decrease) in cash and cash equivalents	3,123	(112,741)	(72,639)	(159,258)
Cash and cash equivalents, beginning of period	94,375	238,377	170,137	284,894
Cash and cash equivalents, end of period	$97,498	$125,636	$97,498	$125,636
Cash and cash equivalents are comprised of the following:
Cash at bank	$53,414	$56,224	$53,414	$56,224
Short-term money market securities	44,084	69,412	44,084	69,412
	$97,498	$125,636	$97,498	$125,636

Supplementary cash flow information (Note 14)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009

(with comparatives as at December 31, 2008 and for the three and nine-month periods ended September 30, 2008)

(Tabular amounts in thousands or thousands of United States Dollars unless otherwise noted; unaudited)

1.             NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-traded gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.  The Company has significant properties involved in gold and other precious metals production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico.

The Company’s net earnings from continuing operations and cash flows for the period result from operations in Brazil, Chile and Argentina.  Gold mining requires the use of specialized facilities and technology.  The Company relies heavily on such facilities and technology to maintain production levels.  Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely.  Yamana seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2008. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent audited annual financial statements.

2.             CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted, in accordance with the respective transitional provisions, the new Section 3064 “Goodwill and Intangible Assets” issued by the Canadian Institute of Chartered Accountants (“CICA”) in February 2008. The section clarifies the recognition and measurement criteria of goodwill and intangible assets, in particular, for those that are generated internally. On adoption of Section 3064, Emerging Issues Committee Abstract 27 “Revenues and Expenditures during the Pre-operating period” no longer applies to the Company. The implementation of this standard did not have a material impact on the Company’s interim consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s interim consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC Abstract 174 “Mining Exploration Costs” (“EIC-174”) which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-174 did not result in a material impact on the Company’s interim consolidated financial statements.

3.             INVENTORY

	September 30, 2009	December 31, 2008
Product inventories	$22,940	$18,237
Metal in circuit and gold in process	13,762	4,658
Ore stockpiles	16,502	14,843
Material and supplies	48,330	46,674
	$101,534	$84,412

The amount of inventory recognized as an expense during the three and nine-month periods ended September 30, 2009 and September 30, 2008 is included as cost of sales for the respective periods.

4.             OTHER CURRENT ASSETS

	September 30, 2009	December 31, 2008
Advances and deposits	$80,881	$51,919
Income taxes recoverable	24,000	12,717
Current portion of derivative related assets (Note 18(a))	15,967	82,677
Future income tax assets	13,295	24,460
Other current assets	8,330	9,120
	$142,473	$180,893

5.             MINERAL INTERESTS

	September 30, 2009			December 31, 2008
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Total property, plant and equipment (i)	$949,506	$160,320	$789,186	$615,747	$102,717	$513,030

Mineral properties:
Depletable producing properties	$2,489,035	$293,338	$2,195,697	$2,340,694	$185,039	$2,155,655
Non-depletable development and exploration properties	5,274,796	—	5,274,796	5,150,804	—	5,150,804

Total mineral properties	$7,763,831	$293,338	$7,470,493	$7,491,498	$185,039	$7,306,459

	Capital expenditures	Other capitalized items	Book value	Capital expenditures	Other capitalized items	Book value
Total assets under construction (ii)	$2,673	—	$2,673	$260,296	$15,900	$276,196

Equity investment in Minera Alumbrera Ltd. (iii)			$220,705			$234,200

Total Mineral Interests			$8,483,057			$8,329,885

(i)                      Included in property, plant and equipment is $38.2 million of land properties which are not subject to depreciation (December 31, 2008 — $35.1 million).

(ii)                  The Company commissioned Gualcamayo on July 1, 2009 all related capitalized items have been reclassified to property, plant and equipment and mineral properties. Certain areas of the Gualcamayo mining complex continue to be under construction.

(iii)              The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine (“Alumbrera”) in Argentina. Based on the Company’s ability to exercise significant influence, the investment has been accounted for using the equity method.

	September 30, 2009	December 31, 2008
Balance, beginning of the period	$234,200	$240,622
Equity in earnings	18,865	25,763
Cash distributions	(32,360)	(33,985)
Adjustment relating to the purchase price on acquisition	—	1,800
Balance, end of period	$220,705	$234,200

6.             OTHER LONG-TERM ASSETS

	September 30, 2009	December 31, 2008
Derivative related assets (Note 18(a))	$1,898	$6,171
Restricted cash	13,844	13,868
Long-term note receivable (i)	25,874	—
Long-term tax credits (ii)	103,835	74,771
Investments (iii)	38,352	12,517
Other	20,252	7,750
	$204,055	$115,077

(i)          Long-term note receivable is a secured promissory note received as consideration on the sale of San Andrés. The note is payable in two installments due February 2011 and the second installment due August 2012. The long-term note receivable is recorded at its fair value (Note 7 and Note 18(a)).

(ii)      Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

(iii)  Investments include $28.3 million (December 31, 2008 - $3.3 million) in available-for-sale securities and $10.0 million (December 31, 2008 - $9.2 million) in long-term investments.

Included in available-for-sale securities are $23.1 million share consideration received for the sale of San Andrés. The net change in fair value for available for sale securities reflected in other comprehensive income is a loss of $1.4 million and a gain of $4.5 million for the three and nine months ended September 30, 2009, respectively (2008 - $29.8 million, loss ) (Note 11).

7.             DISPOSITION OF MINING INTERESTS AND DISCONTINUED OPERATIONS

On June 9, 2009, the Company entered into an agreement with Aura Minerals Inc. (the “Purchaser”) to sell three of the Company’s non-core operating mines for total consideration at that time $270 million in a combination of cash, shares, secured promissory notes and deferred payments. Subsequent to the quarter-end, consideration exceeded $265.0 million. One of the mines is in Honduras and two are in Brazil.

The sale transaction is structured in two parts to accommodate jurisdiction-related regulatory requirements as follows:

a)              The first disposition relates to the sale of shares holding a 100% interest in the San Andrés mine (Note 15 - Central America and Other Segment). The sale closed on August 25, 2009 at which time the Company was entitled to a consideration totaling $84.9 million. The sale of shares does not result in a significant income tax liability for the Company.

b)             The second disposition relates to the sale of assets that encompass the São Francisco and São Vicente Mines and is expected to close in 2010. The second part of the transaction is subject to customary closing conditions and the Company does not expect to record a material gain or loss on closing of this transaction.

The Company has two common directors with the Purchaser, both of whom recused themselves from participating in the decisions and voting matters with respect to this transaction.

Based on the final terms of the executed purchase and sale agreement, the results of operations of the mines above were retroactively reclassified as discontinued operations as follows:

	San Andres (i)		São Francisco/São Vicente (ii)
	Three months ended		Three months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Revenues	$6,886	$8,667	$25,182	$17,178
Operating earnings	2,155	1,109	2,163	(14,399)
Earnings (loss) before taxes	2,124	744	(10,067)	(17,248)
Income tax recovery (expense)	1,664	(35)	6,912	3,259

Earnings (loss)	3,788	709	(3,155)	(13,988)
Gain on sale	5,744	—	—	—
Earnings from discontinued operations	9,532	709	(3,155)	(13,988)

Earnings per Share from discontinued operations
Basic	$0.01	$—	$(0.00)	$(0.02)
Diluted	$0.01	$—	$(0.00)	$(0.02)
Cash flows of discontinued operations
Operating activities	$(3,223)	$3,032	$4,894	$23,086
Investing activities	$40,905	$(3,239)	$(4,894)	$(23,086)

	San Andres (i)		São Francisco/São Vicente (ii)
	Nine months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Revenues	$34,648	$27,126	$61,158	$51,806
Operating earnings	13,422	3,641	12,378	(7,913)
Earnings (loss) before taxes	13,257	3,518	(26,050)	(10,450)
Income tax (expense) recovery	(617)	(652)	5,809	3,606

Earnings (loss)	12,640	2,866	(20,241)	(6,844)
Gain on sale	5,744	—	—	—
Earnings from discontinued operations	18,384	2,866	(20,241)	(6,844)

Earnings per Share from discontinued operations
Basic	$0.02	$—	$(0.02)	$(0.01)
Diluted	$0.02	$—	$(0.02)	$(0.01)

Cash flows of discontinued operations
Operating activities	$7,439	$13,346	$9,715	$56,168
Investing activities	$29,144	$(13,359)	$(9,715)	$(56,168)

(i) Balances are up to August 25th, 2009, the date of disposition.

(ii) The São Vicente mine was commissioned as of September 1, 2009.

The carrying amounts of the major classes of assets and liabilities of discontinued operations included in the Interim Consolidated Balance Sheet are as follows:

	San Andres (i)		São Francisco/São Vicente
	As at September 30, 2009	As at December 31, 2008	As at September 30, 2009	As at December 31, 2008
Assets
Accounts receivable	$—	$2,894	$145	$26
Inventory	—	7,459	47,571	32,117
Other current assets	—	7,801	1,571	796
Current assets	—	18,154	49,287	32,939
Mining interests	—	64,933	131,263	139,263
Other assets	—	936	—	—
Non-current assets	$—	$65,869	$131,263	$139,263

Liabilities
Accounts payable and accrued liabilities and other	$—	$3,228	$12,111	$9,166
Income taxes payable	—	2,283	—	—
Current liabilities	—	5,511	12,111	9,166
Future income taxes	—	3,853	—	—
Asset retirement obligation and other	—	3,992	16,438	11,441
Long-term liabilities	—	7,845	16,438	11,441
Total liabilities	$—	$13,356	$28,549	$20,607

(i) Balance Sheet items disposed of include $1.4 million of cash and cash equivalents, $103.3 million in total assets excluding cash and cash equivalents and $21.4 million in total liabilities. Total assets disposed of include $4.7 million of exploration properties sold to other parties.

8.             CREDIT FACILITIES

	Face Value	September 30, 2009	December 31, 2008
$400 million non-revolving facility (i)	$400,000	$251,165	$313,939
$500 million revolving credit facility (ii)	281,000	$274,166	242,025
	681,000	525,331	555,964
Less: current portion		(83,722)	(83,749)
Long-term portion		$441,609	$472,215

(i)                                  Includes transaction costs of $1.4 million net of amortization (2008 - $1.9 million)

(ii)                              Includes transaction costs of $6.8 million net of amortization (2008 - $8.0 million)

There are no changes to the terms in respect of these facilities as at September 30, 2009.

The effective interest rate at September 30, 2009 was 6.4% and 4.3% on the non-revolving credit facility and revolving credit facility respectively.

The following is the schedule of credit facility principal repayments:

	Non-revolving facility (i)	Revolving facility
2009	21,052	—
2010	84,211	31,000
2011	84,211	—
2012	63,156	250,000
	$252,630	$281,000

(i) Excludes interest expense

9.             OTHER LONG-TERM LIABILITIES

	September 30, 2009	December 31, 2008
Derivative related liabilities (Note 18(a))	$4,615	$10,823
Long-term income taxes (i)	93,570	93,491
Royalty payable	13,977	12,224
Other	19,713	25,154
	$131,875	$141,692

(i)                                  The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Additional taxes in the amount of $93.6 million have been accrued on the assumption that the profits will be repatriated.

10.          CAPITAL STOCK

(a)                                  COMMON SHARES ISSUED AND OUTSTANDING:

The Company is authorized to issue an unlimited number of common shares.

During the three and nine-month periods ended September 30, 2009, the following table summarizes items with respect to the exercise of optionees, warrants, share options and appreciation rights:

	Three months ended		Nine months ended
	September 30, 2009	September 30 , 2008	September 30, 2009	September 30, 2008
Shares issued (in thousands of shares)	41	547	404	30,792
Cash proceeds	$234	$2,469	$442	$130,901
Previously recognized stock-based compensation	$324	$3,437	$5,403	$222,005

(b)           WARRANTS  ISSUED AND OUTSTANDING:

There were no warrants issued or exercised during the three and nine-month periods ended September 30, 2009. As at September 30, 2009, the Company has a total of 14.5 million (December 31, 2008 – 14.5 million) share purchase warrants outstanding with a weighted average exercise price of Cdn$13.73 per share (December 31, 2008 - Cdn$13.73). Expiry dates on share purchase warrants range from February 2010 to May 2011, and exercise prices range from Cdn$10.42 to Cdn$19.08. All outstanding warrants were exercisable as at September 30, 2009.  The weighted average remaining life of warrants outstanding is 0.79 years (December 31, 2008 - 1.54 years).

(c)           WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE COMMON SHARE EQUIVALENTS

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Weighted average number of common shares	733,215	699,114	733,017	686,388
Weighted average number of dilutive warrants	8	8,046	15	17,784
Weighted average number of dilutive stock options	752	1,083	788	3,013
Dilutive weighted average number of common shares	733,975	708,243	733,820	707,185

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three and nine-month periods ended September 30, 2009 were 14.1 million (three and nine-month periods ended September 30, 2008– 4.9 million).

11.          ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2009	December 31, 2008
Balance, beginning of period; net of tax	$(40,651)	$(3,855)
Change in fair value of available-for-sale securities (Note 6(iii))	4,506	(29,842)
Reclassification of losses on available-for-sale securities to earnings	—	33,817
Net change in fair value of hedging instruments (Note 18(a))	35,335	(40,771)
Balance, end of period	$(810)	$(40,651)

12.          STOCK-BASED COMPENSATION

(a)           STOCK OPTIONS

On May 12, 2009, shareholders approved the grant of 1.5 million options, previously approved by the Board of Directors, with an exercise price of Cdn$9.91. The Company has expensed stock-based compensation in the amount of $1.5 million for the nine-month period ended September 30, 2009 in respect to these options.

The following weighted average assumptions were used in the Black-Scholes option pricing model during the periods ended September 30, 2009 and September 30, 2008:

Dividend yield	0%
Expected volatility	35%
Risk-free interest rate	1.8%
Expected life	3 years
Forfeitures	Nil

A summary of issued stock options as at the period end and the changes thereof during the year are as follows:

	Nine months ended
	September 30, 2009		September 30, 2008
	Number of Options (000’s)	Weighted average Exercise Price (Cdn$)	Number of Options (000’s)	Weighted average Exercise Price (Cdn$)
Outstanding, beginning of period	5,065	$9.21	17,184	$8.08
Granted	1,516	9.91	—	—
Exercised	(449)	9.36	(11,690)	7.56
Expired and forfeited	(226)	9.98	(1)	2.93
Outstanding, end of period	5,906	$9.28	5,493	$9.22
Exercisable, end of period	4,952	$9.16	5,493	$9.22

(b)           OTHER STOCK-BASED PAYMENTS

(i)          DEFERRED SHARE UNITS (“DSU”)

	Nine months ended
	September 30, 2009	September 30, 2008
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of period	273	164
Granted	280	—
Outstanding, end of period	553	164

A total non-cash amount of $0.1 million was expensed during the quarter with respect to the DSUs granted in the nine-month period ended September 30, 2009 (2008 - $2.6 million) which have a grant value in the range of Cdn$9.75 to Cdn$10.34.  A mark-to-market expense of $0.6 million is included in general and administrative expenses with respect to these DSUs for the third quarter ended September 30, 2009 (2008 - $1.2 million recovery).

(ii)      RESTRICTED SHARE UNITS (“RSU”)

	Nine months ended
	September 30, 2009	September 30, 2008
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of period	1,128	952
Granted	670	—
Vested and converted to common shares	(266)	—
Forfeited	(246)	—
Outstanding, end of period	1,286	952

The Company credited $3.4 million to share capital in respect of RSUs that have vested during nine months ended September 30, 2009 (2008 – nil). During the nine months ended September 30, 2009 the Company granted 670,000 RSUs with a grant value of Cdn$9.91.

13.          INCOME TAXES

The following table reconciles the statutory rates with the effective income tax rate in these financial statements:

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Combined Canadian federal and provincial statutory tax rate	33.0%	33.5%	33.0%	33.5%
Less:
Lower tax rates in foreign jurisdictions	(1.5)%	(2.8)%	(8.1)%	(7.3)%
Change in tax rates	—%	—%	8.2%	—%
Permanent differences	(21.0)%	(11.6)%	(13.1)%	(18.0)%
Accrued foreign exchange gains and losses on inter-corporate debt (i)	9.1%	27.8%	19.0%	19.4%
Change in valuation allowance	35.0%	7.3%	1.3%	4.7%
Effective tax rate	54.6%	54.2%	40.3%	32.3%
Income tax expense is represented by
Current income tax expense (recovery)	$15,469	$(8,825)	$42,870	$79,995
Future Income tax expense (recovery)	40,330	2,903	51,274	(50,614)
Net income tax expense (recovery)	$55,799	$(5,922)	$94,144	$29,381

(i)                                  Tax provision reflects accrued foreign exchange gains and losses in Brazil on United States Dollar denominated inter-corporate debt. This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra-group foreign exchange gain was 46.6% for the third quarter (26.4% for the third quarter of 2008). The income tax expense reported and the Company’s effective tax rate will vary period-to-period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the current tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

14.          SUPPLEMENTARY CASH FLOW INFORMATION

(a)           NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Transfer of contributed surplus on the exercise of stock options and share appreciation rights	$320	$3,428	$2,007	$53,522
Interest capitalized on capital projects	5,155	—	18,959	—
Common shares issued on vesting of RSU (Note 12)	—	—	3,392	—
Common shares received as consideration for assets sold during the period	—	—	—	511
Transfer of warrants to capital stock	$—	$10	$—	$168,483

(b)           INTEREST AND INCOME TAX PAID:

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Interest paid during the period	$7,304	$16,647	$23,655	$41,479
Income taxes paid during the period	$21,637	$41,300	$46,435	$103,345

(c)           NET CHANGE IN NON-CASH WORKING CAPITAL:

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Net (increase) decrease in:
Accounts receivable	$(39,332)	$52,301	$(45,782)	$(3,909)
Inventory	(12,877)	(15,681)	(11,110)	(39,764)
Other current assets	4,830	(15,670)	(14,629)	40,783

Net increase (decrease) in:
Accounts payable and accrued liabilities	19,585	(41,582)	22,666	(184,513)
Income taxes payable	1,542	(22,731)	22,038	(16,655)
Other liabilities	2,761	(302)	3,243	(14,696)
	$(23,491)	$(43,665)	$(23,574)	$(218,754)

Changes in non-cash working capital items are net of items related to assets under construction and items acquired or disposed of during the period.

15.          SEGMENTED INFORMATION

The Company considers its business to consist of geographical segments. The Company’s operating segments are Brazil, Chile, Argentina, Central America and Other and Canada (which is solely comprised of corporate and administrative activities).

	As at
	September 30, 2009
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Equity investments	$—	$—	$220,705	$—	$—	$220,705
Total assets	$1,966,498	$4,744,834	$2,612,905	$66,731	$159,302	$9,550,270

	As at December 31, 2008
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Equity investments	$—	$—	$234,200	$—	$—	$234,200
Total assets	$1,744,227	$4,683,396	$2,523,440	$140,205	$246,086	$9,337,354

SEGMENT OPERATING EARNINGS

	Three months ended
	September 30, 2009
	Brazil (i)	Chile	Argentina (ii)	Central America and Other (i)	Canada	Total
Revenues	$186,086	$117,766	$29,327	$—	$—	$333,179
Cost of sales excluding depreciation, amortization and depletion	(76,709)	(43,658)	(10,990)	—	—	(131,357)
Depreciation, amortization and depletion	(18,015)	(38,126)	(8,651)	—	—	(64,792)
Accretion of asset retirement obligations	(280)	(136)	(195)	—	—	(611)
Mine operating earnings	$91,082	$35,846	$9,491	$—	$—	$136,419
Equity earnings	$—	$—	$8,061	$—	$—	$8,061
Capital expenditures	$59,468	$39,200	$42,205	$3,781	$—	$144,654

	Nine months ended
	September 30, 2009
	Brazil (i)	Chile	Argentina (ii)	Central America and Other (i)	Canada	Total
Revenues	$448,734	$305,428	$29,327	$—	$—	$783,489
Cost of sales excluding depreciation, amortization and depletion	(203,609)	(123,553)	(10,990)	—	—	(338,152)
Depreciation, depletion and amortization	(52,794)	(99,134)	(8,651)	—	—	(160,579)
Accretion of asset retirement obligation	(759)	(647)	(195)	—	—	(1,601)
Mine operating earnings	$191,572	$82,094	$9,491	$—	$—	$283,157
Equity earnings	$—	$—	$18,865	$—	$—	$18,865
Capital expenditures	$143,713	$94,817	$109,472	$11,939	$—	$359,941

	Three months ended
	September 30, 2008
	Brazil (i)	Chile	Argentina (ii)	Central America and Other (i)	Canada	Total
Revenues	$124,171	$97,449	$—	$—	$—	$221,620
Cost of sales excluding depreciation, amortization and depletion	(90,820)	(36,031)	—	—	—	(126,851)
Depreciation, depletion and amortization	(7,440)	(29,310)	—	—	—	(36,750)
Accretion of asset retirement obligations	632	(1,413)	—	—	—	(781)
Mine operating earnings	$26,543	$30,695	$—	$—	$—	$57,238
Equity earnings	$—	$—	$1,237	$—	$—	$1,237
Capital expenditures	$41,224	$34,692	$36,222	$4,767	$—	$116,905

	Nine months ended
	September 30, 2008
	Brazil (i)	Chile	Argentina (ii)	Central America and Other (i)	Canada	Total
Revenues	$544,324	$317,207	$—	$—	$—	$861,531
Cost of sales excluding depreciation, amortization and depletion	(194,316)	(116,583)	—	—	—	(310,899)
Depreciation, depletion and amortization	(39,614)	(92,203)	—	—	—	(131,817)
Accretion of asset retirement obligation	(1,109)	(1,871)	—	—	—	(2,980)
Mine operating earnings	$309,285	$106,550	$—	$—	$—	$415,835
Equity earnings	$—	$—	$31,756	$—	$—	$31,756
Capital expenditures	$114,753	$83,544	$131,631	$16,082	$—	$346,010

(i)           Excludes operating results of discontinued operations (Note 7).

(ii)          Includes Gualcamayo which the Company commissioned on July 1, 2009.

16.          CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in these interim consolidated financial statements the Company is contractually committed to payments as per the undernoted as at September 30, 2009:

Year	2009	2010	2011	2012	2013	Thereafter	Total
Mine operating/construction and service contracts:
Brazil	$32,607	$69,967	$46,552	$14,350	$418	$418	$164,312
Chile	36,554	55,652	38,907	24,128	23,768	25,378	204,387
Argentina	9,316	8,650	4,604	—	—	—	22,570
Canada	157	628	157	—	—	—	942
	$78,634	$134,897	$90,220	$38,478	$24,186	$25,796	$392,211

17.          CAPITAL MANAGEMENT

The Company’s overall strategy with respect to capital management remains unchanged from the period ended December 31, 2008. As at September 30, 2009, the Company was in compliance with all financial covenants.

18.          FINANCIAL INSTRUMENTS

(a)           Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, marketable securities, long-term note receivable, accounts payable and other current liabilities, credit facilities and derivative assets (liabilities). The carrying values of cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, accounts payable and other current liabilities approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. The fair value of long-term receivables is calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the credit facilities, which have a carrying value of $525.3 million (December 31, 2008 — $556.0 million), comprised of a short-term and a long-term portion as described in Note 8, and a fair value of $556.6 million (December 31, 2008 — $572.5 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of long-term investments were calculated based on market information and the Company’s best estimate.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at September 30, 2009, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The following table summarizes derivative related assets:

	September 30, 2009	December 31, 2008
Currency Contracts
Forward contracts	$17,865	$—

Commodity Contracts
Forward contracts	$—	$88,848
	17,865	88,848
Less: current portion	(15,967)	(82,677)
Long-term portion	$1,898	$6,171

The following table summarizes the components of derivative related liabilities:

	September 30, 2009	December 31, 2008
Currency Contracts
Forward contracts	$—	$14,831
Commodity Contracts
Forward contracts	$9,043	$—
Interest Rate Contracts
Interest rate swaps	$13,093	$21,889
	22,136	36,720
Less: current portion	(17,521)	(25,897)
Long-term portion	$4,615	$10,823

The following table summarizes unrealized derivative losses:

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Non-hedge derivatives
Commodity contracts	$(19,121)	$142,659	$(97,886)	$43,220
Share purchase warrants held	—	(28)	—	(98)
	(19,121)	142,631	(97,886)	43,122
Hedge ineffectiveness
Ongoing hedge ineffectiveness	2,268	(2,189)	936	(3,041)
	$(16,853)	$140,442	$(96,950)	$40,081

The following table summarizes realized derivative gains (losses):

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Commodity contracts	$(3,562)	(23,671)	$27,849	(66,437)
Income taxes	1,193	7,929	(9,329)	22,256
	$(2,369)	$(15,742)	$18,520	$(44,181)

Additionally, included in cost of sales are realized gains in the amount of $4.0 million for the three-month and nine-month periods ended September 30, 2009 respectively (2008 -  $5.7 million and 12.8 million, respectively) for currency derivative contracts. Included in interest and financing expenses are realized losses in the amount of $4.3 million and $12.1 million for the three-month and the nine-month periods ended September 30, 2009 respectively for the interest rate swaps.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in Other Comprehensive Income:

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2009
Effective portion of change in fair value of hedging instruments	$13,448	$(10,852)	$49,754	$(6,489)
Future income tax	(3,025)	3,614	(14,419)	2,175
	$10,423	$(7,238)	$35,335	$(4,314)

(b)           Currency risk

The Company’s sales are predominately denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso and the Chilean Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 243.2 million Reais at an average rate of 2.231 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. Of this, 51.8 million Reais are hedged for 2009, 171.4 million Reais for 2010, and approximately 20.0 million Reais for 2011.

Forward contracts of entities sold or held-for-sale during the year where re-designated and these did not result in a significant loss being reclassified to earnings. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

(c)           Commodity price risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold and silver sales.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at September 30, 2009, the Company had a total of approximately 25.5 million pounds under open forward contracts at an average strike price of approximately $2.54 per pound of copper and maturity dates in 2009 and 2010. The program requires no cash margin, collateral or other security from the Company.

There are no other material updates to the risk information already reported in the notes to the most recent annual financial statements.